

ANNUAL REPORT 2007

FUNAI

Better Products Greater Trust Co-Existence and Co-Prosperity

Since its establishment, Funai Electric has built considerable trust in the consumer electronics field by providing superior electronic goods with a focus on functionality and by promoting Funai product cost-performance.

Our unique production system, the "Funai Production System," our technical strength in mechatronics and our optimized global production/sales system, in addition to a slim corporate profile and speedy management, are vital management resources that have been nurtured throughout the company's history. Funai believes that these resources will become our greatest assets as we battle for survival in an increasingly competitive industry and during the increasing promulgation of digital/IT technologies.

Funai Electric's desire is to bring the entire Group together, improve quality, delivery and cost even further, and provide the world with products that meet the demands of the times.


Dream
Belief
Action

C O N T E N T S

Financial Highlights Years ended March 31, 2007 and 2006

FUNAI ELECTRIC CO., LTD. and its Consolidated Subsidiaries

	2007/3	(Millions of yen) 2006/3	(Thousands of U.S.dollars) 2007/3
Financial Year :			
Net Sales	¥396,712	¥360,885	$3,360,542
Operating Income	20,766	23,305	175,909
Net Income (loss)	(3,666)	21,596	(31,055)
Per Share (yen and U.S.dollars) :			
Net Income (loss)	¥(107.01)	¥620.02	$(0.91)
Cash Dividends	55.00	55.00	$0.47
End of Financial Year :			
Net Assets	¥187,362	¥198,205	$1,587,141
Total Assets	272,811	288,524	2,310,978
Number of Employees	3,319	4,025	–

Note-1 The exchange rate of ¥118.05=U.S.$1.00 (as of March 31, 2007 in the Tokyo foreign exchange market) is used for the above calculations.
Note-2 The figure for total number of employees does not include those employees of outsourced production facilities located in China.

●Net Sales



500,000
(¥ million)
400,000
383,034
360,885
396,712
300,000
200,000
100,000
0
March '05
March '06
March '07

●Operating Income



40,000
(¥ million)
33,348
30,000
23,305
20,766
20,000
10,000
0
March '05
March '06
March '07

●Net Income (loss)



30,000
(¥ million)
25,000
25,723
21,596
20,000
15,000
10,000
5,000
0
-5,000
-3,666
March '05
March '06
March '07

●Net Income (loss) per Share



800
(¥)
719.61
620.02
600
400
200
0
-200
-107.01
March '05
March '06
March '07

To Our Shareholders



The electronics industry is now facing a time of extremely volatile changes and intense competition is unfolding globally in the digital home appliance market. As the role of market impetus rapidly moves from DVDs to flat-panel TVs, the business environment is becoming increasingly volatile. The flat-panel TV has shown increasing global demand while the increased competition has invited even steeper plunges in product prices.

Based on our independently developed production improvement system F.P.S. (Funai Production System), Funai and the entire Funai Group have come together to construct a new business organization centered on the LCD (Liquid Crystal Display) TV. As a result, changes in consolidated results for the fiscal year ended March 2007 included a 9.9% increase in net sales compared to the previous year and a 10.9% decrease in operating income.

However, Funai Electric's true value has shown through in this environment of volatile price competition and we have the perfect opportunity to aggressively spread the "Funai" brand throughout the world. The Funai Group plans to use bold management while maintaining a constant medium/long-term view to steadily expand Funai's presence throughout the world.

Although the business environment is expected to be volatile for the near term, Funai and the entire Funai Group will work diligently to improve shareholder value. We ask for continued understanding and support from our shareholders with regard to Funai's management.

President and CEO Tetsuro Funai
July 2007



Toward the New Growth Stage

Management Environment in the Fiscal Year under Review

Funai created a new business structured around the LCD TV.

Last year, Funai introduced a new growth strategy centered on the LCD TV. The Funai Group's management resources were concentrated on the LCD TV business in order to achieve growth by accurately grasping the needs of expanding markets throughout the world.

In the fiscal year ended March 2007, the explosive growth in the flat-panel TV market that began around 2005 grew even stronger. On the other hand, the past year saw rapid shrinking of the market for CRT TVs, from which Funai has derived residual income, and CRT TVs have been replaced virtually worldwide.

Funai has established a plan to raise the number of LCD TVs sold during the fiscal year ended March 2007 to approximately four times (2,000,000 units) that of the number sold in the fiscal year ended March 2006 (540,000 units). As a result of this plan, Funai successfully sold 2,060,000 units and Funai believes this is the most important point for evaluating the fiscal year ended March 2007.

With such rapid increases in the number of LCD TVs being sold, reliable supply procurement and production systems must be maintained. However, securing the procurement of LCD panel, that is a vital, has become extremely difficult in this rapidly growing market. In addition to a collaboration with Taiwan's Chi Mei Group, which includes several of the world-class LCD panel manufacturers, Funai has also secured procurement routes through several famous manufacturers and is working to strengthen its procurement system. Furthermore, Funai has worked to organize and expand its procurement system, beginning with aggressive strengthening of the Huang Jiang Plant, a Chinese consignment processing plant, in order to optimally position its production plants throughout the world.

LCD TV Business Strategy

A subsidiary production company was established in Poland and expansion of LCD TV business in Europe continues in earnest.

In the past, Funai's primary market has been in North America and primary production in Asia (China, in particular). As a result, sales have expanded and income increased. However, Funai was aware of important business issues, such as the "country risk" arising from over-focusing on sales in North America and production in China.

Funai sees the current global spread of LCD TVs as an important opportunity and is addressing this management topic. One result of this is Funai's continuing success in Europe.

In 1980, Funai established a sales base in Hamburg, Germany, Funai Electric Trading (Europe) GmbH, and began construction of sales channels in Europe. The European market had many high hurdles that made market entry difficult for external companies and for a long time, Funai was unable to overcome these challenges. However, Funai continued its advertising/sales promotion strategy to increase recognition and trust for the "Funai" brand from a medium/long-term perspective. After transitioning from a sales system that used agents to a direct-sales system making use of a Funai sales subsidiary last year, Funai has aggressively worked toward securing



major distributors.

As a result, the number of trading partners has clearly increased and the number of LCD TVs sold in Europe now account for approximately 20% of those sold by the entire Funai Group.

In the future, Funai expects rapid expansion of sales to include Europe's largest retail chains, Carrefour (France) and Metro AG (Germany). Additionally, plants at FUNAI ELECTRIC (POLSKA) Sp.z o.o., a production subsidiary established in Poland in October 2006, went online in June 2007 and production capabilities in an early stage are forecast at approximately 100,000 units per month. The distribution process from production to retail sales in the European market was long in the fiscal year ended March 2007. Funai was unable to completely compensate for the rapid drop in retail sales prices and this was a major factor in the decline in overall profits. However, with lead-time reduced due to the new Poland plant, Funai will be able to challenge the European market with a system highly capable of adjusting to price changes.

Funai plans to approximately double the number of LCD TVs sold worldwide in the fiscal year ended March 2007 to 4,000,000 units in the fiscal year ending March 2008. Approximately 600,000 of these units are planned for sale in the European market and Funai's global expansion efforts will now be reflected in actual sales figures.

●Number of Funai LCD TVs sold


4,000,000 units
2,060,000 units
540,000 units
2006/3 (Actual Results)
2007/3 (Actual Results)
2008/3 (Planned)

Product Development Strategy

Strengthening of DVD-related products in addition to LCD TVs and solidification of growth base.

A company's product lineup is not only a source of sales but also a base for growth. In the near term, Funai is promoting a growth strategy centering on LCD TVs and is pouring its strength into the development of DVD-related products, the markets for which are expected to expand in connection with the LCD TV market.

First, the 32" LCD TV is expected to have the greatest demand within the LCD TV market and as such, Funai is developing a deep selection of small to medium sized products and will continue to promote further sales expansion. Funai will also introduce a wide lineup of its strongest combination (DVD player-equipped LCD TVs) from 15" to 37" and will respond to newly arising needs. A 42" full high-vision product is also planned for introduction in the American market in Autumn 2007 and will be targeted at the wealthy. On the other hand, OEMs are forecasted to increase due to dropping prices, and Funai is planning for an increase in orders-received and will connect this trend to an actual increase in world share.

Next, Funai has built up a strong position in terms of DVD players/DVD recorders sold, with more than a 50% share of the North American market and more than a 10% share of the world market. However, Funai will aggressively develop our sales network in Europe in an effort to further increase world market share. Funai plans to introduce a DVD player in the end of 2007 capable of playing next-generation "Blue-Ray discs" as a response to the increasing demand for

high-quality that has accompanied the spread of large LCD TVs, in addition to the introduction of DVD recorders equipped with terrestrial digital tuners.

Medium-Term Vision

Taking a deep look at the future, and working to improve brand value and foster technical seeds.

Looking back, the decision to enter the LCD TV business was made in 2002 when sales of Funai DVD players were rising rapidly. During the 5 years since, Funai's LCD TV business has grown to become our primary business and an impetus for growth in the entire Funai Group. It was this effort to reconstruct the Funai business base in order to make the transition from analog to digital, spanning several years before and after 2000, which made this great leap-forward possible in such a short time. The prior investment made during this time has become the foundation of modern Funai.

Funai has heretofore simultaneously promoted plans to realize current growth and make future growth possible and this management method will remain unchanged. We believe that management that takes a long-term view of future business risks and opportunities will support continued corporate development.

Taking a medium to long-term outlook, Funai is currently pouring its strength into increasing the "Funai" brand value and fostering technology seeds.

Last year, Funai was aggressive in promoting awareness of the "Funai" brand and activities in the United States included sponsoring a PGA golf tournament (the Funai Classic) and advertising at Yankee Stadium during Major League Baseball events. Funai marked the start of a strong brand campaign by signing an exclusive partnership contract with the home of Major League Baseball pitcher Daisuke Matsuzaka, the Boston Red Sox, that started from Spring 2007.

With regard to the nurturing of technology seeds, Funai is now seeing concrete results from the next-generation technology development projects that it has undertaken for several years with the Japan Science and Technology Agency. For example, the announcement of a next-generation technology that makes use of optical technology, "OptoNavi" Multi Remote Controller, the result of joint research with the Nara Institute of Science and Technology, has garnered considerable attention. Funai will continue to aggressively collaborate on projects with the Japan Science and Technology Agency, and continue technology and intellectual property development over the long-term.

It is Funai's sincerest wish that company shareholders look forward to future Group results.



Began work on serious development of the Japanese market.

In an effort to penetrate the "Funai" brand into the Japanese market, Funai simultaneously began domestic sales of new products, large-scale advertising and sales-promotions at the county's largest home appliance retailer beginning July 2006.

20" and 32" wide-screen LCD TVs went on sale in Japan in July 2006 and in December of the same year, a new product with the convenient Power Swing function for 32" wide-screen LCD TVs was introduced:

The Chinese popular musical group "12 Girls Band" was used in advertising as the new Funai character and advertising was also placed in all forms of media, including magazines and the Internet.

Additionally, Funai created a strong sales channel by collaborating with Yamada-Denki Co., Ltd., Japan's largest home appliance volume retailer. The new "Funai" brand LCD TVs previously mentioned went on sale with co-promotion by retailers and combined with the "12 Girls Band" image appeal, have strengthened the "Funai" brand's position in retail outlets.

Established a production subsidiary in Poland.

In October 2006, Funai established FUNAI ELECTRIC (POLSKA) Sp.z o.o., a production subsidiary in Poland, and began production of LCD TVs in June 2007. The establishment of this production subsidiary was in response to a forecasted expansion of sales in the European market. Activities such as producing locally to reduce lead-times and creating a production system that includes the LCD module process to make supply of cost-competitive products possible, are aimed at expanding Funai's LCD TV business in

From July 2006

October 2006

October 2006

Announced the "OptoNavi" Multi Remote Controller, the result of joint research with the Nara Institute of Science and Technology.

Funai announced the results of collaborations with institutions such as the Nara Institute of Science and Technology, and the Japan Science and Technology Agency, at CEATEC JAPAN 2006, held at Mukuhari Messe in October 2006.

The theme of this joint research has been the "development of optical navigation systems to be used in portable information devices." The October 2006 announcement served to propose and demonstrate the use of a revolutionary multi-remote control, dubbed the "OptoNavi". The OptoNavi uses optical IDs in a device recognition system that allows users to instinctually control multiple devices. Devices equipped with appropriate automatic recognition systems will automatically recognize the remote when it is simply pointed at the equipment. This technology has great potential in the future.



the European market.

A monthly production capacity of 200,000 LCD TVs will be realized once the 2nd construction phase is completed (planned for 2008) and it is believed that this will further strengthen European market development.



▲Poland Plant (Planned Completed Design)

Concluded a Partnership Contract with the Boston Red Sox.

On February 15, 2007, Funai concluded an exclusive partnership contract with Major League Baseball team, the Boston Red Sox. Daisuke Matsuzake and Hideki Okajima both play as pitchers for the Red Sox and the team is attracting considerable attention both in the United States and Japan.

The principal details of this contract involve display of the Funai logo and advertisements, such as displaying the Funai logo alongside the Red Sox logo on banners and backgrounds in special rooms when Japanese Red Sox players give interviews to Japanese mass media.

Funai hopes that this partnership agreement between Funai Electric and the Boston Red Sox will further establish and increase awareness of both parties' brands in Japan and the United States.

February 2007

February 2007

Received FY 2007 Billion Dollar Supplier award from America's Wal-Mart.

On February 1, 2007, Funai's sales subsidiary in the United States, Funai Corporation, Inc., received a FY 2007 (February 2006 - January 2007) "Billion Dollar Supplier" award from Wal-Mart, which has the world's highest sales within the distribution industry. This award is given only to those companies that supply Wal-Mart with more than one billion dollars in goods over a single year. Of the approximate 61,000 companies with which Wal-Mart does business, only 26 exceeded this one billion dollar mark and Funai Corporation Inc., was the only company within the audiovisual equipment field to receive the award.



The Funai Group operates with the utmost awareness of its corporate social responsibilities. Taking this to heart, the Company promotes a management approach that always keeps in mind its responsibility towards all stakeholders, internal and external, ranging from shareholders and customers to vendors, neighboring communities and employees.

Corporate Governance

Funai believes that the most important management theme is to continuously increase corporate value by increasing the soundness and efficiency of its management, enable rapid decision making to respond to changes in the marketplace and maintain a highly transparent management.

In response to rapidly changing social trends, the Company adopted a Committee System in June 2005 to ensure that the Group manages it business in a dynamic and flexible manner that allows rapid decision making. As of the end of July 2007, the Funai Group has 11 directors, of which 7 are outside directors. Furthermore, the Company continues to implement an officer system that has been in place since 2002 with the aim of establishing a system in which management decisions and immediate action can be taken in a flexible manner. As of the end of July 2007, there are 12 officers in the Funai Group.

●Summary of Committee System


Audit
Audit
Audit Committee
Appointment
Appointment/ Dismissal/Audit
General Shareholders' Meeting
Board of Directors
Nomination Committee
CEO/ Corporate Officers
Officers
Compensation Committee
Authorization to make business decisions

Environmental Activities

The Funai Group acknowledges the issue of the global environment as an important management topic and has established an Office of Environmental Affairs within the head office in order to take action in response to environmental issues. In addition, we are working towards the acquisition of ISO14001 certification (an international standard for an environmental management system). Starting with the Dong Guan plant (Guang Dong, China), many of the Company's facilities in and outside of Japan are being certified.

In addition the Company carries out activities that aim to protect the global environment as outlined in the Environmental Charter. As part of these activities, we are aiming to increase the recycle rate to comply with the Electric Appliance Recycle Law. In June 2005, we also participated in the "Team Minus 6%*" campaign, an effort to aggressively curb greenhouse gas emissions.

*The Kyoto Protocol which the world cooperated in making and aims for a resolution to the serious global warming problem was put into effect in February 2005. Japan's promised goal to the world is "reducing its greenhouse gas emissions by 6%." The "Team Minus 6%" campaign is a national project to realize this goal.

Funai Electric's "Environmental Charter"

Basic Philosophy

Under the Company Motto which is "to make better products, build greater trust, and establish a more meaningful coexistence with society," we at the Funai Group promise to implement business activities that consider their environmental consequences with the understanding that every single employee is responsible for protecting the global environment. Funai is working to realize a coexistence between nature and society by providing simple, high-quality products to customers, effectively using resources, eliminating waste and reducing environmental burden.

Environmental Policies

1. Ensure management compliance (statute compliance).
2. Voluntarily remove dangerous materials and provide environment-friendly products.
3. Establish design targets that keep the environment in mind and provide earth-friendly products.
4. Promote improvement activities to achieve zero emissions.
5. Establish necessary environmental targets and conduct on-going improvements with regular reviews.
6. Educate all employees about the environment and work to improve the environment.

Information Security Activities

Funai has become aware of the increasing dependence on information systems in business trading. After determining that it is the Company's duty to stakeholders to provide information security, Funai worked to create an information security management system.

On November 15, 2005, Funai's Information Security Division received both Britain's information security management system certification, "BS7799-Part2:2002" and Japan's certification, the "Conformity Assessment Scheme for Information Security Management Systems (Ver.2.0)."

Additionally, in November 2006 Funai's Information Security Division also received both the international information security management system standard, "ISO/IEC 27001:2005," and the domestic standard, "JIS Q 27001:2006."The Division now uses the new standards and will continue to make further improvements in their standards in the future.

Basic Management Policy

Based on the company policy of: "better products", "greater trust" and "co-existence and co-prosperity", our basic management policy aims to achieve mutual prosperity with our stakeholders by building a firm relationship of trust through a more efficient development/production/sales system and stable supply of high-quality products at affordable prices.

Basic policy concerning profit distribution

Funai Electronic acknowledges that providing return to shareholders in connection with the distribution of profit is one of the most important management issues and while planning the strengthening of its management, Funai Electronic places its basic policy on the distribution of dividend at a stable level to shareholders. The basic measure of 1.0% Consolidated Dividend on Equity Ratio is used as a concrete criteria, and the results of operations and its environments are taken into consideration in order to further implement an aggressive dividend policy.
Based upon the policy described above, term-end dividends for the fiscal year ended March 2007 were set at 55 yen per share (annual dividends of 55 yen).
Regarding retained earnings, we further strengthen the constitution of management by appropriating its financial resources in order to maintain future stable shareholders profits and develop its mid-to long-term business strategies.
At the meeting of the Board of Directors held on June 5, 2006, it was resolved that the Company will purchase its own shares (up to 400,000 shares or 5 billion yen) in order to allow the management to carry out capital policies with agility in response to changing business situations. The Company has purchased 309,400 shares of its common stock at ¥3,121 million by March 31, 2007 (total of 2,010,535 shares or 5.9% to the outstanding issued shares excluding treasury stock as of the end of March 2007).

Issues and Medium-term Management Strategy

Rapid product development has become vital in the electronics industry due to new consumer needs arising from the spread of digital products and the trend of ever-shortening product life-cycles. Additionally, price competition is intensifying with the rise of Asian manufacturers, particularly in China.
In such an environment, the Funai Group's current issues and measures against these are as follows.

① Active development and reinforced production system for digital products

With the aim of intensifying its business activities in the field of digital products, Funai has pursued industrial links with partners such as Mitsubishi Electric (collaboration on DVD related products), Eastman Kodak (collaboration on digital still cameras) and Thomson Group (comprehensive business alliance in the digital TV field including exclusive licensing of certain patents and joint development). In FY March 2007, Funai formed an alliance with the Chi Mei Group of Taiwan with the intention of securing a stable supply of TFT-LCD panels for TVs making stable procurement of LCD panels possible, and introduced TVs ranging from 15" to 37" in both domestic and overseas markets. In addition, efforts are being made to expand future capabilities in elemental technology through collaboration with academic institutes such as Kyoto University (joint collaboration on construction of next-generation optical disk system) and the University of Electro-Communications (framework agreement for collaboration on digital products).
Funai will continue to further strengthen its product development system centered on the digital product field, based on improved technological capability through human resource development, business alliance, academic alliance and possibly M&A.

② Avoid country risks

Funai Group's overseas sales constitute a large portion of its overall figure, especially that of North America. In order to disperse the risk associated with the current situation, our European sales subsidiary FUNAI EUROPE GmbH has established branch offices in London and Warsaw in July and October 2005 respectively, and in Paris in July 2006, thereby expanding its sales network.

Combination LCD TV / DVD Player ▶
(20-inch)



▼ HDD / VCR / DVD Recorder



Further, "Funai" brand LCD TVs went on sale in the domestic market following a tie-up with Japan's largest appliance retailer Yamada-Denki in July 2006, in addition to the strengthening of Funai subsidiary's DX Antenna Co., Ltd.'s sales system. There are also plans to enter new emerging markets such as India and Russia.

In terms of production, the Funai Group is working to improve the price competitiveness of Funai products by concentrating production in strategic locations and through volume purchases. However, there is a strong dependence on China for production. Therefore, the Funai Group selected Poland as a strategic production location. In October 2006, the production subsidiary FUNAI ELECTRIC (POLSKA) Sp.z o.o. was established in Nowa Sol, Poland and production of LCD TVs began in June 2007.

③ Maintain/enhance competitive edge

In order to maintain and enhance our competitive edge, the Funai Group has been working to further promote cost cuts through the F.P.S. (Funai Production System), as well as increasing in-house production of key parts and components, and enhancing its buying power. In addition, we are working on further improving the relationships we have with globally competitive retailers companies and our OEM partners, and constructing the optimum marketing mix of proposal-based sales by establishing the "Funai" brand.

Business Performance

Business environment: In the Funai Group's primary market, the United States, individual consumption grew steadily. However, depression in the housing market reflected a slowdown in the business environment. In the European region, an economic recovery was seen in Germany and France with increasing exports and consumption, and England continues to transition well. In Asia, the business environment transitioned well, centered mainly on China where rapid growth continues. In Japan, the slump in individual consumption continued but increases in corporate income, primarily in the manufacturing sector, and expanding demand caused capital spending to transition positively and represented a modest recovery. The electronics industry saw expanding worldwide demand for LCD TVs and plasma TVs in FY March 2006. Overall, though, the business environment continued to be difficult, with product prices being rapidly driven down by increasing competition.

Net sales: The Funai Group has worked to develop and expand sales of LCD TVs and DVD-related products. As

●Net Sales


(¥ million)
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
383,031
360,885
396,712
March '05
March '06
March '07

●Operating income


(¥ million)
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
33,348
23,305
20,766
March '05
March '06
March '07

●Net income


(¥ million)
30,000
25,000
20,000
15,000
10,000
5,000
0
-5,000
25,723
21,596
-3,666
March '05
March '06
March '07

a result, net sales of digital products, such as LCD TVs and DVD-related products, have grown. On the other hand, net sales of analog products, such as CRT TVs and VCRs, have fallen due to the effects of a shrinking market. As a result of these factors, net sales totaled 396,712 million yen, a 9.9% increase compared to the previous period.

Operating income: Amidst increasing sales volume caused by an aggressive sales expansion policy, selling, general and administrative (SGA) expenses were maintained at the same standard as the previous period (12.0%) thanks to efforts to reduce costs. However, the rapid drop in selling prices has caused a relative increase in the cost of goods sold and a worsening of profitability. As a result, operating income totaled 20,766 million yen, a decrease of 10.9% compared to the previous period, and the operating income to net sales ratio decreased by 1.3 points to 5.2%.

Net income: 19,184 million yen heretofore appropriated as "suspended payments of income taxes" were accounted for as "prior year's adjustments" last year, resulting in a net deficit of 3,666 million yen for FY March 2007. This accounting is in accordance with the Auditing Standards Committee Statement No. 63, "Account Processing of Auditing and Notation Related to Taxes" However, had the accounting been made via the method previously used, net income (before deducting prior year's adjustments) would have been 15,518 million yen, a 28.1% decrease compared to the previous period.

Note: The above appropriated 19,184 million yen in prior year's adjustments was a supplementary tax (including penalties) assessed by the Osaka Tax Administration for the three-year period from the fiscal year ended in March 2002 to the fiscal year ended March 2004. The supplementary tax assessment was based on the Osaka Tax Administration's decision that the Funai Hong Kong subsidiary did not meet the conditions for exclusion under the tax system for dealing with tax havens. The previous appropriation of funds as "suspended payments of income taxes" was treated as such because of Funai's belief that this is an inappropriate tax assessment based upon mistaken facts. As such, Funai has filed an appeal with the Osaka Tax Administration. Currently, Funai is proceeding with a request for review and a lawsuit, and will continue to assert the correctness of its position.

Performance by Product Category

① Audiovisual Equipment

Main product lineup: Funai produces and sells mainly digital devices including DVD-related products and LCD TVs. In DVD-related products, Funai has been producing DVD recorders since March 2004 in addition to DVD players. Funai is developing a broad lineup of LCD televisions, including 15", 20", 26", 32" and 37" models. In an effort to strengthen Funai's LCD TV lineup, 26", 32", and 37" models were released in overseas markets and

●Cost of sales / Cost of sales to net sales


500,000 (¥ million)
(%) 100
400,000
80
300,000
60
200,000
40
100,000
20
0
0
79.7
81.5
82.8
305,165
294,032
328,545
March '05
March '06
March '07

●SGA expenses / SGA expenses to net sales


75,000 (¥ million)
(%) 15
60,000
12
45,000
9
30,000
6
15,000
3
0
0
11.6
12.0
12.0
44,521
43,548
47,401
March '05
March '06
March '07

●Operating income to net sales


12 (%)
10
8
6
4
2
0
8.7
6.5
5.2
March '05
March '06
March '07



◀ **LCD TV** (37-inch)



▲ **HDD / DVD Recorder**

Funai added one 20" model and two 32" models in the domestic lineup. In addition to these efforts to meet broad consumer needs, a LCD TV/DVD player combination model was introduced. Funai also supplies a wide variety of non-TV products, such as a terrestrial/BS/110°CS high-definition tuner capable of receiving terrestrial digital broadcasts.

Performance results for the current term: Sales of analog equipment such as VCRs and CRT TVs fell due to the effects of a shrinking market. Sales of LCD TVs, for which global demand is expected to grow, and DVD recorder-related products grew in North American and Europe. As a result, net sales of video equipment total 276,911 million yen, a 17.6% increase (a 41,446 million yen increase) compared to the previous period.

② Information Equipment

Main product lineup and new products for the current term: In addition to inkjet printers and laser beam printers, Funai has also been producing OEM-based digital still cameras since April 2004 in the information and communications equipment category. From 2003, we have formed strategic alliance agreements with our OEM partner and have shifted our focus from popularly priced inkjet printers to high-end models, developing and releasing new products into the market. Further, as a product related to digital still cameras, Funai has been developing sublimation photo printers with the aim of improving product synergies.

Performance results for the current term: Digital still cameras remained virtually unchanged but sales of printers fell due to the effects of increasing competition. As a result, net sales of information equipment totaled 93,296 million yen, a 2.8% decrease (a 2,654 million yen decrease) compared to the previous period.

③ Others

Other net sales totaled 26,503 million yen, a 10.1% reduction (2965 million yen) compared to the previous period, due to reductions in receiver-related electronic equipment.

Performance by Region

Progress by region: Funai is working towards raising the awareness of the "Funai Brand". In North America, our main market, Funai is working to strengthen brand appeal in the United States and in Japan by concluding an exclusive partnership contract with the Boston Red x,

●Sales composition by product category (March '07)



Information Equipment 23.5%
Others 6.7%
Audiovisual Equipment 69.8%

●Sales by product category



Audiovisual Equipment
Information Equipment
Others
March '05
29,484
383,034
March '06
29,468
360,885
March '07
26,503
396,712
0
100,000
200,000
300,000
400,000
(¥ million)

home of popular Japanese Major League Baseball pitchers Daisuke Matsuzaka and Hideki Okajima, in addition to strengthening its ties with leading retailers. In Europe, Funai has created new business relationships with powerful retailers such as Europe's largest retail chain, Carrefour (France), and Metro AG (Germany). Additionally, the foundation for expanding sales was created with the establishment of a production subsidiary in Poland where products for the European market will be produced. Funai is also making preparations for its entry into the emerging markets such as Russia with TV and DVD-related products. In these regions, the "FUNAI" brand will be promoted as the product brand, with the aim of increasing brand recognition.

Performance results for the current term: While the market for analog equipment such as VCRs and TV/VCR combinations shrank in North America, there was considerable growth in the market for LCD TVs and DVD recorder-related products. In Europe, sales of audiovisual equipment, centering on LCD TVs, grew. On the other hand, net sales fell in Asian markets, including Japan, and other overseas markets. As a result of these factors, net sales in the North American market totaled 277,103 million yen, a 9.5% increase (a 23,941 million yen increase) compared to the previous period. Net sales for the European market also grew to 67,279 million yen, a 40.2% increase (a 19,289 million yen increase). Net sales in Asian markets, however, totaled 8,637 million yen, a 40.3% decrease (a 5,832 million yen decrease) compared to the previous period, and net sales in other markets totaled 5,326 million yen, a 9.2% decrease (a 538 million yen decrease) compared to the previous period. Net sales in Japan fell to 38,365 million yen, a 2.6% decrease (a 1,340 million yen decrease) compared to the previous year.

Financial Condition

Assets: Current assets totaled 178,771 million yen, a 28,484 million increase compared to the previous period. Although notes and accounts receivable, and inventories, remained virtually unchanged, cash and cash equivalents rose by 24,733 million yen. Investments and advances increased by 22,675 million yen from the previous period to 67,206 million yen. The primary reason for this was that there was marginal change in long-term loans receivable while securities and other investments decreased by 19,965 million yen compared to the previous period. Property, plant and equipment fell by 1,447 million yen compared to the previous period to 17,953 million yen. Primarily as a result of this, machinery and equipment grew by 4,949 million yen compared to the previous period while accumulated depreciation also increased by 6,998 million yen compared to the previous period. Although 19,184 million yen was appropriated as

●Sales composition by region (March '07)


Europe
17.0%
Japan
9.7%
Asia
2.2%
Others
1.3%
North
America
69.8%

●Sales by region


North America
Europe
Asia
Others
Japan
7,788
17,071
March '05
39,229
383,034
5,864
14,469
March '06
39,399
360,885
5,326
8,637
March '07
38,366
396,712
0
100,000
200,000
300,000
400,000
(¥ million)



◀ **LCD TV** (32-inch)



DVD
PROGRESSIVE DVD/CD PLAYER

▲ **DVD Player**

suspended payments of income taxes as of the end of the previous period, these funds were accounted for as prior year's adjustments at the end of the current period. As a result of these factors, total assets totaled 272,811 million yen, a 15,713 million yen reduction compared to the end of the previous period.

Liabilities: Current liabilities decreased by 1,750 million yen from the previous period to 74,746 million yen as a result of a 20,329 million yen decrease in short-term borrowings and despite a 17,283 million yen increase in accounts payable. Additionally, long-term debt, retirement benefits to employees and long-term deferred tax liabilities fell by 724 million yen, 150 million yen and 2,032 million yen, respectively. As a result, total liabilities totaled 85,449 million yen, a 4,870 million yen reduction compared to the previous period.

Net assets: Shareholders' equity decreased by 8,608 million from the previous period to 179,654 million yen due to decreases in retained earnings and increases in treasury stock. Valuation and translation adjustments decreased by 2,282 million yen compared to the previous period to 7,327 million yen due to decreases in net unrealized holding gains on other securities. Minority interests rose by 47 million yen compared to the previous period to 381 million yen. As a result of these changes, net assets totaled 187,362 million yen, a 10,843 million yen reduction from the previous period.

Cash Flow

Net cash provided by operating activities totaled 46,508 million yen due to a 2,473 million yen decrease in notes accounts receivable, a 14,129 million yen increase in accounts payable and prior year's adjustments of 19,184 million yen, despite the appropriation of 3,666 million yen as a net loss. While 5,583 million yen was made in payments for purchase of property, plant and equipment, this was offset by 10,260 million yen in proceeds from sales of investments in securities. The result of this offset was 3,039 million yen in net cash provided by investing activities. Net cash used in financing activities totaled 26,564 million yen due to a 20,896 million yen decrease in short-term borrowings. As a result of these cash flows, cash and cash equivalents at the end of year totaled 83,321 million yen, a 24,733 million yen increase compared to the previous period.

●Total assets



350,000
(¥ million)
300,000
250,000
200,000
150,000
100,000
50,000
0
255,326
288,524
272,811
March '05
March '06
March '07

●Net assets / Shareholders' equity ratio



300,000 (¥ million)
(%) 90
250,000
75
200,000
60
150,000
45
100,000
30
50,000
15
0
0
68.2
68.6
68.5
174,288
198,205
187,362
March '05
March '06
March '07

●Cash and cash equivalents at end of year



120,000
(¥ million)
90,000
60,000
30,000
0
101,156
58,588
83,321
March '05
March '06
March '07

Global Network / Directory


Funai Europe GmbH (Germany)
Dong Guan Plant 1 (China)
Dong Guan Plant 2 (China)
Dong Guan Plant 3 (China)
FUNAI ELECTRIC (POLSKA) Sp.z o.o.
Funai Electric (H.K.) Ltd. (Hong Kong)
Funai (Thailand) Co., Ltd. (Thailand)
Funai Electric (Malaysia) Sdn. Bhd. (Malaysia)

Directory

Places of Business, Research Center

TOKYO BRANCH (JAPAN)
(FUNAI TOKYO TECHNOLOGY CENTER)

Manufacturing Subsidiaries

CHUGOKU FUNAI ELECTRIC CO., LTD. (JAPAN)
FUNAI ELECTRIC (H.K.) LTD. (HONG KONG)
- Consignment manufacturing plants
  - DONG GUAN PLANT1,2,3 (CHINA)
  - HUANG JIANG PLANT (CHINA)
  - ZHONG SHAN PLANT 1 (CHINA)
  - ZHONG SHAN PLANT 2 (CHINA)

H.F.T. INDUSTRIAL LTD. (HONG KONG)
FUNAI ELECTRIC (MALAYSIA) SDN. BHD. (MALAYSIA)
FUNAI (THAILAND) CO., LTD. (THAILAND)
FUNAI ELECTRIC (POLSKA) Sp.z o.o.



Huang Jiang Plant (China)



Zhong Shan Plant 1 (China)



Zhong Shan Plant 2 (China)



Funai Corporation, Inc. (U.S.A)



Funai Electric Co., Ltd. Head Office (Japan)



Chugoku Funai Electric Co., Ltd. (Japan)



Funai Electric Co., Ltd.
Tokyo Branch (Japan)

A total of four companies in Japan and eight overseas are included in the Funai Group's consolidated business results for March 2006 period. In addition, the Group has two overseas affiliates that are both accounted for by the equity method. Funai Electric Co., Ltd. is mainly responsible for the intangible aspects of the Group's operations (development, design, etc) while the subsidiaries undertake the tangible aspects (production, sales, etc).

Funai's manufacturing operations are characterized by global procurement and a global production system. The company currently operates manufacturing facilities in three countries: China, Malaysia and Thailand. In China, production of our leading digital devices is shared among the Dong Guan, Huang Jiang and Zhong Shan plants. Production of audio and video equipment such as large-screen televisions in Thailand is handled by Funai (Thailand) Co., Ltd., which was established in July 2003. Our Malaysian plant, which has the longest history of all our overseas plants, mainly produces televisions (combination TV/VCRs).

The plants in China (commission), Malaysia and Thailand employ a total of 18,069 persons, while the overall Group employs 20,036 persons (both figures as of March 31, 2007).

Funai's well-established global sales system consists of the overseas subsidiaries Funai Corporation Inc. (USA), Funai Europe GmbH (Germany) and DX Antenna Co., Ltd. (Japan). Domestic sales system has been integrated into DX Antenna since the transfer of business from Funai Sales Co., Ltd. to the company.

Sales Subsidiaries

DX ANTENNA CO., LTD. (JAPAN)
FUNAI CORPORATION, INC (U.S.A)
FUNAI EUROPE GmbH (GERMANY)

Development Subsidiary

FUNAI ELECTRIC ADVANCED APPLIED TECHNOLOGY RESEARCH INSTITUTE INC. (JAPAN)

Affiliated Subsidiary

FUNAI SERVICE CO., LTD. (JAPAN)

Members of the Board and Officers (as of June 21, 2007)

Members of the Board

Tetsuro Funai	Chairman of the Board, Nomination and Compensation Committee
Yoshio Nakajima	Member of Nomination and Compensation Committee
Sanya Itoh	Member of Nomination and Compensation Committee
Akitaka Inoue	Chairman of Audit Committee
Mitsuo Yonemoto	Member of Nomination and Compensation Committee
Junsho Kawasaki	Member of Nomination and Compensation Committee
Morihiko Tashiro	Member of Nomination, Audit and Compensation Committee
Akira Miyazaki	Member of Nomination and Compensation Committee
Shigemichi Asakura	Member of Audit and Compensation Committee
Yasuhisa Katsuta	Member of Nomination, Audit and Compensation Committee
Hidetoshi Nishimura	Member of Audit and Compensation Committee

Corporate Officers

Tatsuro Funai	President and CEO
Yoshio Nakajima	Executive Vice President
Sanya Itoh	*Managing Officer*

Officers

Yoshio Kinoshita	Senior Executive Officer
Takashi Kiyomoto	Senior Executive Officer
Hideo Nakai	Senior Executive Officer
Tomonori Hayashi	Senior Executive Officer
Noriyuki Yamamoto	Executive Officer
Hiromasa Katsurayama	Executive Officer
Masahiko Naito	Officer
Fumiaki Kidera	Officer
Shinji Seki	Officer
Sachio Kobayashi	Officer
Kiyoji Katakawa	Officer
Toshio Otaku	Officer

Financial Statements

FUNAI ELECTRIC CO., LTD.
and its Consolidated Subsidiaries

C O N T E N T S

Consolidated Balance Sheets

FUNAI ELECTRIC CO., LTD. and its Consolidated Subsidiaries

	(Millions of yen)		*(Thousands of U.S. dollars) (Note 3)*
	March 31,		*March 31,*
	2007	2006	*2007*
ASSETS			
Current assets:			
Cash and cash equivalents (Note 2)	¥ 83,321	¥ 58,588	*$ 705,811*
Short-term investments (Note 4)	278	297	*2,355*
Notes and accounts receivable	49,024	49,416	*415,282*
Inventories (Note 5)	35,045	34,453	*296,866*
Deferred tax assets (Note 12)	3,173	2,927	*26,878*
Other current assets (Note 2)	8,501	5,200	*72,012*
Allowance for doubtful accounts	(571)	(594)	*(4,837)*
Total current assets	178,771	150,287	*1,514,367*
Investments and advances:			
Investments in and advances to unconsolidated subsidiaries and affiliates	2,922	6,211	*24,752*
Securities and other investments (Note 4)	16,545	36,510	*140,152*
Long-term loans receivable	47,739	47,160	*404,396*
	67,206	89,881	*569,300*
Property, plant and equipment, at cost:			
Land	5,260	5,068	*44,557*
Buildings and structures	13,254	13,095	*112,274*
Machinery and equipment	67,128	62,179	*568,640*
Construction in progress	297	46	*2,517*
	85,939	80,388	*727,988*
Less: Accumulated depreciation	(67,986)	(60,988)	*(575,908)*
	17,953	19,400	*152,080*
Patent rights	5,217	6,137	*44,193*
Suspense payments of income taxes (Note 12)	—	19,184	—
Other assets	3,664	3,635	*31,038*
Total assets	¥ 272,811	¥ 288,524	*$ 2,310,978*

The accompanying notes are

	(Millions of yen)		*(Thousands of U.S. dollars) (Note 3)*
	March 31,		*March 31,*
	2007	2006	*2007*
LIABILITIES AND NET ASSETS			
Current liabilities:			
Short-term borrowings (Note 7)	¥ 8,295	¥ 28,624	*$ 70,267*
Current portion of long -term debt (Note 7)	724	724	*6,133*
Accounts payable	58,488	41,205	*495,451*
Accrued income taxes	3,657	2,567	*30,978*
Accrued bonuses	196	196	*1,660*
Other current liabilities	3,386	3,180	*28,683*
Total current liabilities	74,746	76,496	*633,172*
Long-term debt (Note 7)	4,593	5,317	*38,907*
Retirement benefits to employees (Note 8)	1,698	1,848	*14,384*
Retirement benefits to directors	973	907	*8,242*
Long-term deferred tax liabilities (Note 12)	2,773	4,805	*23,490*
Other non-current liabilities	666	946	*5,642*
Total liabilities	85,449	90,319	*723,837*
Net assets (Note 2):			
Shareholders' equity (Note 10):			
Common stock:			
Authorized: 80,000,000 shares			
Issued: 36,103,896 shares at March 31, 2007 and 36,095,896 shares at March 31, 2006	31,279	31,241	*264,964*
Capital surplus	33,244	33,205	*281,609*
Retained earnings	139,468	145,030	*1,181,432*
Treasury stock, at cost:			
2,010,535 shares at March 31, 2007 and 1,701,006 shares at March 31, 2006	(24,337)	(21,214)	*(206,158)*
Total stockholders' equity	179,654	188,262	*1,521,847*
Valuation and translation adjustments			
Net unrealized gains on securities and other investments	4,039	8,504	*34,214*
Foreign currency translation adjustments	3,288	1,105	*27,853*
Total valuation and translation adjustments	7,327	9,609	*62,067*
Minority interests	381	334	*3,227*
Total net assets	187,362	198,205	*1,587,141*
Total liabilities and net assets	¥ 272,811	¥ 288,524	*$ 2,310,978*

egral part of these statements.

Consolidated Statements of Income

FUNAI ELECTRIC CO., LTD. and its Consolidated Subsidiaries

	(Millions of yen)		*(Thousands of U.S. dollars) (Note 3)*
	For the years ended March 31,		*For the year ended March 31,*
	2007	2006	*2007*
Net sales	¥ 396,712	¥ 360,885	*$ 3,360,542*
Cost of sales (Note 11)	328,545	294,032	*2,783,100*
Gross profit	68,167	66,853	*577,442*
Selling, general and administrative expenses (Note 11)	47,401	43,548	*401,533*
Operating income	20,766	23,305	*175,909*
Other income (expenses):			
Interest and dividend income	4,764	3,311	*40,356*
Interest expenses	(1,193)	(875)	*(10,106)*
Foreign exchange gain, net	2,377	1,658	*20,136*
Provision for doubtful accounts	(409)	(529)	*(3,465)*
Loss on impairment of securities	(777)	(455)	*(6,582)*
Gain on settlement of a substitutional portion of EPF, net (Note 8)	—	3,056	—
Loss on liquidation of an affiliated company	(2,457)	—	*(20,813)*
Other, net	(318)	(51)	*(2,695)*
Income before income taxes and minority interests	22,753	29,420	*192,740*
Income taxes (Note 12)**:**			
Current	6,366	5,351	*53,926*
Prior years	19,184	—	*162,507*
Deferred	824	2,420	*6,981*
	26,374	7,771	*223,414*
Income (loss) before minority interests	(3,621)	21,649	*(30,674)*
Minority interests	45	53	*381*
Net income (loss)	¥ (3,666)	¥ 21,596	*$ (31,055)*

	(Yen)		*(Dollars)*
Net income (loss) per share (Notes 2 and 16)**:**			
— Basic	¥ (107.01)	¥ 620.02	*$ (0.91)*
— Diluted	—	619.08	—
Cash dividends per share (Note 2)	¥ 55.00	¥ 55.00	*$ 0.47*

The accompanying notes are an integral part of these statements.

Consolidated Statements of Changes in Net Assets

FUNAI ELECTRIC CO., LTD. and its Consolidated Subsidiaries

	(Thousands)	(Millions of yen)						
		Shareholders' equity				Valuation and translation adjustments		
	Number of shares of common stock outstanding	Common stock	Capital surplus	Retained earnings	Treasury stock	Net unrealized gains on securities and other investments	Foreign currency translation adjustments	Minority interests
Balance at March 31, 2005	35,369	¥ 31,119	¥ 33,084	¥ 125,246	¥ (8,872)	¥ 5,410	¥ (11,943)	¥ 244
Net income	—	—	—	21,596	—	—	—	—
Cash dividends	—	—	—	(1,768)	—	—	—	—
Bonuses to directors and corporate auditors	—	—	—	(44)	—	—	—	—
Shares issued under stock option plan	25	122	121	—	—	—	—	—
Net increase in treasury stock	(1,000)	—	—	—	(12,342)	—	—	—
Net changes in items other than stockholders' equity	—	—	—	—	—	3,094	13,048	90
Balance at March 31, 2006	34,394	31,241	33,205	145,030	(21,214)	8,504	1,105	334
Net loss	—	—	—	(3,666)	—	—	—	—
Cash dividends	—	—	—	(1,892)	—	—	—	—
Shares issued under stock option plan	9	38	39	—	—	—	—	—
Net decrease in consolidated companies	—	—	—	(4)	—	—	—	—
Net increase in treasury stock	(310)	—	—	—	(3,123)	—	—	—
Net changes in items other than stockholders' equity	—	—	—	—	—	(4,465)	2,183	47
Balance at March 31, 2007	34,093	¥ 31,279	¥ 33,244	¥ 139,468	¥ (24,337)	¥ 4,039	¥ 3,288	¥ 381

	(Thousands of U.S. dollars) (Note 3)						
Balance at March 31, 2006	*$264,642*	*$281,279*	*$1,228,597*	*$(179,704)*	*$ 72,037*	*$ 9,360*	*$ 2,829*
Net loss	—	—	*(31,054)*	—	—	—	—
Cash dividends	—	—	*(16,027)*	—	—	—	—
Shares issued under stock option plan	*322*	*330*	—	—	—	—	—
Net decrease in consolidated companies	—	—	*(34)*	—	—	—	—
Net increase in treasury stock	—	—	—	*(26,454)*	—	—	—
Net changes in items other than stockholders' equity	—	—	—	—	*(37,823)*	*18,493*	*398*
Balance at March 31, 2007	*$264,964*	*$281,609*	*$1,181,482*	*$(206,158)*	*$ 34,214*	*$ 27,853*	*$ 3,227*

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

FUNAI ELECTRIC CO., LTD. and its Consolidated Subsidiaries

	(Millions of yen)		*(Thousands of U.S. dollars) (Note 3)*
	For the years ended March 31,		*For the year ended March 31,*
	2007	2006	*2007*
OPERATING ACTIVITIES:			
Net income (loss):	¥ (3,666)	¥ 21,596	*$ (31,055)*
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	8,204	8,172	*69,496*
Allowance for doubtful accounts	(44)	191	*(373)*
Provision for retirement benefits to employees, net	(150)	48	*(1,271)*
Provision (reversal) for retirement benefits to directors, net	65	(19)	*551*
Gain on settlement of a substitutional portion of EPF, net	—	(3,056)	*—*
Loss on sales or disposals of property, plant and equipment, net	38	145	*322*
Loss on liquidation of an affiliated company	2,457	—	*20,813*
Changes in assets and liabilities:			
Decrease in notes and accounts receivable	2,473	1,120	*20,949*
Decrease (increase) in inventories	545	(4,098)	*4,617*
Decrease in other assets	3,074	1,828	*26,040*
Increase (decrease) in accounts payable	14,129	(11,551)	*119,687*
Increase (decrease) in accrued income taxes	1,810	(6,976)	*15,332*
(Decrease) increase in other liabilities	(858)	4,299	*(7,268)*
Payments for suspense payments of income taxes	—	(19,184)	*—*
Prior year's taxes	19,184	—	*162,507*
Other, net	(753)	(6,710)	*(6,378)*
	50,174	(35,791)	*425,024*
Net cash provided by (used in) operating activities	46,508	(14,195)	*393,969*
INVESTING ACTIVITIES:			
Proceeds from sales of short-term investments	274	692	*2,321*
Payments for purchase of property, plant and equipment	(5,583)	(3,955)	*(47,294)*
Proceeds from sales of property, plant and equipment	204	662	*1,728*
Payments for purchase of intangibles	(445)	(2,368)	*(3,770)*
Proceeds from sales of investments in securities	10,260	4,438	*86,912*
Payments for purchase of investments in securities	(773)	(871)	*(6,548)*
Payments for loans receivable	(581)	(47,008)	*(4,922)*
Proceeds from collection of loans receivable	42	163	*356*
Other	(359)	636	*(3,040)*
Net cash provided by (used in) investing activities	3,039	(47,611)	*25,743*
FINANCING ACTIVITIES:			
(Decrease) increase in short-term borrowings	(20,896)	23,803	*(177,010)*
Repayments of long-term debt	(724)	(724)	*(6,133)*
Payments for purchase of treasury stock	(3,122)	(12,342)	*(26,446)*
Cash dividends	(1,892)	(1,768)	*(16,027)*
Other, net	70	235	*593*
Net cash (used in) provided by financing activities	(26,564)	9,204	*(225,023)*
Effect of exchange rate changes on cash and cash equivalents	1,750	10,034	*14,824*
Net increase (decrease) in cash and cash equivalents	24,733	(42,568)	*209,513*
Cash and cash equivalents at beginning of year	58,588	101,156	*496,298*
Cash and cash equivalents at end of year	¥ 83,321	¥ 58,588	*$ 705,811*

The accompanying notes are an integral part of these statements.

1. Basis of presenting consolidated financial statements

The accompanying consolidated financial statements of Funai Electric Co., Ltd. (the "Company") and its consolidated subsidiaries ("Funai" as a consolidated group) are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards or accounting principles generally accepted in the United States of America, and which are compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan. Overseas consolidated subsidiaries maintain their records in conformity with accounting principles generally accepted in their respective countries. In general, no adjustments to the accounts of overseas consolidated subsidiaries have been reflected in the accompanying consolidated financial statements to present them in compliance with the Japanese accounting principles and practices followed by the Company.

Certain items presented in the consolidated financial statements submitted to the Director of Kanto Finance Bureau in Japan have been reclassified in these accounts for the convenience of readers outside Japan.

2. Summary of significant accounting policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of Funai where the Company has an ability to control a company through its voting right or other conditions. The excess of investment cost over net assets at the date of acquisition is amortized mainly over 5 years on a straight-line basis. All significant inter-company transactions have been eliminated.

Investments in all significant affiliated companies over which the Company has a significant influence, are accounted for by the equity method and, accordingly, stated at cost adjusted for equity in undistributed earnings and losses from the date of acquisition.

Funai Corporation, Inc., Funai Europe GmbH, Funai Electric (H.K.) Limited, H.F.T. Industrial Limited, Funai Electric (Malaysia) Sdn. Bhd., Funai Asia Pte Ltd , Funai (Thailand) Co., Ltd. and Funai Electric (POLSKA) Sp. z.o.o. use a fiscal year ending on December 31 of each year. DX Antenna Co., Ltd. uses a fiscal year ending on February 28 of each year. Material differences in intercompany transactions and accounts arising from the use of the different fiscal year-ends are appropriately adjusted in consolidation.

(b) Translation of foreign currencies

All asset and liability accounts denominated in foreign currencies are translated into Japanese yen at the exchange rates in effect at the respective balance sheet dates and the resulting translation gain or loss is taken recorded in income currently.

All asset and liability accounts of foreign consolidated subsidiaries and affiliates denominated in foreign currencies are translated into Japanese yen at the exchange rates in effect at the respective balance sheet dates. Operating accounts are translated at the average rates of exchange for the respective years. These translation adjustments, which are not included in the determination of income, are reported as foreign currency translation adjustments in shareholders' equity.

(c) Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased with an original maturity of three months or less.

(d) Short-term investments and securities and other investments

Securities are classified into trading securities, held to maturity debt securities, and other securities. Other securities with readily determinable fair value are recorded at fair value. Unrealized gains and losses on other securities are reported as a separate component of net assets, net of tax. Other securities without readily determinable fair value are stated at cost.

When the market price of other securities falls below 50% of the price of the securities at the time of acquisition, a realized loss is recognized with the new cost basis being the current market price. If the market price falls 30% or more but less than 50%, a judgment is made about the likelihood of a recovery in price and decision is taken whether to write down to fair value.

(e) Inventories

Finished goods and work in process are mainly stated at cost, determined by the average method, and materials and supplies are mainly stated at cost, determined by the first-in first-out method, except that foreign consolidated subsidiaries state their inventories at the lower of cost or market, cost being determined by the first-in first-out method.

(f) Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost. Depreciation is principally computed by the declining-balance method at rates based on the estimated useful lives of the assets, except that foreign consolidated subsidiaries calculate depreciation by the straight-line method.

The principal estimated useful lives used for computing depreciation are as follows:

Buildings and structures	3 to 50 years
Machinery and equipment	1 to 20 years

The cost of maintenance, repairs and minor renewals is charged to expenses in the year incurred; major renewals and betterments are capitalized.

In general, when assets are sold or otherwise disposed of, the profits or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the year of disposal, costs and accumulated depreciation are removed from the respective accounts.

(g) Intangible assets

Computer software is amortized using the straight-line method over the estimated useful life of five years. Patent rights are amortized using the straight-line method over the economic useful life. Goodwill is amortized using the straight-line method over five years.

(h) Allowance for doubtful accounts

The allowance for doubtful accounts is computed based on the historical write-off experience from prior periods, plus an estimate of uncollectible amounts based on the analysis of certain individual receivables.

(i) Retirement benefits to employees and directors

Severance indemnities are accrued based on the retirement benefit obligation, considering the projected benefit obligation and fair value of plan assets at the balance sheet date. The unrecognized net transition obligation at a domestic subsidiary is amortized over 15 years using the straight line method. Past service liabilities are charged to income over the average remaining service period of employees (10 years) using the straight line method. Actuarial gains or losses are charged to income over the average remaining service period of employees (10 years) using the straight line method from the following year incurred.

The Company and certain domestic subsidiaries maintain the Funai Electric welfare pension fund plan and qualified retirement-funded pension plans. Retirement benefits to employees under those plans are determined by reference to current basic rates of pay and length of service. Certain overseas subsidiaries maintain defined contribution plans.

The Company, with respect to directors , provides for lump-sum service benefits. While the Company has no legal obligation to do so, it is customary practice in Japan to make lump-sum payments to directors upon retirement. An annual provision is made in the accounts for the estimated cost of this termination plan, which is not funded.

(j) Finance leases

Leases that transfer substantially all the risks and rewards of ownership of the assets are accounted for as capital leases. Leases that do not transfer ownership of the assets at the end of the lease term are accounted for as operating leases, in accordance with accounting principles and practices generally accepted in Japan.

(k) Research and development expenses

Research and development expenses are charged to the results of operations as incurred.

(l) Income taxes

Deferred tax assets and liabilities are recognized based on the differences between the financial statements' carrying amounts and the tax bases of assets and liabilities using the enacted statutory tax rates in effect at the balance sheet date. A valuation allowance is recorded to reduce deferred tax assets when there is uncertainty regarding their realizability.

(m) Net income per share

The computation of basic net income per share is based upon the weighted average number of shares of common stock outstanding during each period. The computation of diluted net income per share is based upon the weighted average number of shares of common stock outstanding during each period after consideration of the dilutive effect of common stock equivalents, which include warrants.

Cash dividends per share are those declared with respect to the earnings for the respective periods for which dividends are proposed by the Board of Directors. Dividends are charged to retained earnings in the year in which they are paid.

(n) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(o) New accounting standards

Effective from the year ended March 31, 2007, the Company has applied "Accounting standards for the presentation of net assets in the balance sheet (Accounting Standards Board of Japan Statement No.5)", and "Implementation guidance for Accounting standards for the presentation of net assets in the balance sheet (Accounting Standards of Japan Guidance No.8)" both issued by the Accounting Standards Board of Japan on December 9, 2005.

"Net assets" in the balance sheets for this year are presented according to the revision of "Regulations concerning the Terminology, Form and Presentation Methods of Consolidated Financial Statements" dated on April 25, 2006.

Furthermore the company presented its net assets in the balance sheets using the new presentation as of March 31, 2006.

(p) Other current assets

The due date of the receivables (¥2,046million) from the sales of securities contracted on March 15, 2007, has been changed to the end of June from the end of May which was original due date.

3. Translation into United States dollars

The consolidated financial statements presented herein are expressed in Japanese yen and have been translated into United States dollars, solely for the convenience of the reader, at the rate of ¥118.05 = U.S.$1, the exchange rate prevailing at March 31, 2007. Such translations should not be construed as a representation that the yen amounts have been, could have been or could be converted into United States dollars at that rate or any other rate.

4. Short-term investments and securities and other investments

Securities at March 31, 2007 and 2006 included in short-term investments and securities and other investments are summarized as follows:

(Millions of yen)

	March 31,					
	2007			2006		
	Cost	Unrealized gains, net	Book value (fair value)	Cost	Unrealized gains(losses), net	Book value (fair value)
Equity securities	¥ 7,246	¥ 6,843	¥ 14,089	¥ 7,086	¥ 14,492	¥ 21,578
Debt securities	—	—	—	10,512	(89)	10,423
	¥ 7,246	¥ 6,843	14,089	¥ 17,598	¥ 14,403	32,001
Securities for which market value are not readily determinable			2,456			4,800
			¥ 16,545			¥ 36,801

(Thousands of U.S. dollars)

	March 31, 2007		
	Cost	*Unrealized gains, net*	*Book value (fair value)*
Equity securities	*$ 61,381*	*$ 57,967*	*$ 119,348*
Securities for which market values are not readily determinable			*20,804*
			$ 140,152

5. Inventories

Inventories at March 31, 2007 and 2006 were as follows:

	(Millions of yen)		*(Thousands of U.S. dollars)*
	March 31,		*March 31,*
	2007	2006	*2007*
Finished goods	¥ 26,795	¥ 27,068	*$ 226,980*
Materials and supplies	6,870	6,379	*58,196*
Work in processes	1,380	1,006	*11,690*
	¥ 35,045	¥ 34,453	*$ 296,866*

6. Leases

The following pro forma amounts represent the acquisition cost, accumulated depreciation and net book value of the lease assets as of March 31, 2007 and 2006, which would have been reflected in the consolidated balance sheets if finance lease accounting had been applied to the finance leases currently accounted for as operating leases in Japan:

	(Millions of yen)					
	March 31,					
	2007			2006		
	Acquisition costs	Accumulated depreciation	Net book value	Acquisition costs	Accumulated depreciation	Net book value
Machinery and equipment	¥ 1,822	¥ 1,080	¥ 742	¥ 1,857	¥ 1,071	¥ 786

	(Thousands of U.S. dollars)		
	March 31,2007		
	Acquisition costs	*Accumulated depreciation*	*Net book value*
Machinery and equipment	*$ 15,434*	*$ 9,149*	*$ 6,285*

Future lease payments under financing leases, including amounts representing interest, at March 31, 2007 and 2006 were as follows:

	(Millions of yen)		*(Thousands of U.S. dollars)*
	March 31,		*March 31,*
	2007	2006	*2007*
Future lease payments:			
Due within one year	¥ 298	¥ 331	*$ 2,524*
Due after one year	434	412	*3,676*
	¥ 732	¥ 743	*$ 6,200*

Lease payments relating to finance leases accounted for as operating leases in the accompanying consolidated financial statements amounted to ¥380 million ($3,219 thousand) and ¥393 million for the years ended March 31, 2007 and 2006, respectively.

Future lease payments under operating leases at March 31, 2007 and 2006 were as follows:

	(Millions of yen)		*(Thousands of U.S. dollars)*
	March 31,		*March 31,*
	2007	2006	2007
Future lease payments:			
Due within one year	¥ 1,001	¥ 781	*$ 8,479*
Due after one year	3,861	3,348	*32,706*
	¥ 4,862	¥ 4,129	*$ 41,185*

7. Short-term borrowings and long-term debt

Short-term borrowings are principally bank loans with average interest rates of 4.0% and 4.7% at March 31, 2007 and 2006, respectively.

Long-term debt at March 31, 2007 and 2006 was as follows:

	(Millions of yen)		*(Thousands of U.S. dollars)*
	March 31,		*March 31,*
	2007	2006	2007
Long term bank loans	¥ 5,317	¥ 6,041	*$ 45,040*
Less current portion	(724)	(724)	*(6,133)*
	¥ 4,593	¥ 5,317	*$ 38,907*
Average interest rate	1.9%	1.3%	

The aggregate annual maturities of long-term bank loans at March 31, 2007 were as follows:

Year ending March 31,	(Millions of yen)	*(Thousands of U.S. dollars)*
2008	¥ 724	*$ 6,163*
2009	2,533	*21,563*
2010	2,060	*17,537*
	¥ 5,317	*$ 45,040*

8. Retirement benefits to employees

In accordance with "Defined Benefit Enterprise Pension Plan Law", the Company and some of its domestic subsidiaries obtained approval from Japan's Minister of Health and Welfare for the transfer to the government of the benefit obligation related to past employee service under the substitutional portion of Employee Pension Fund ("EPF") on October 1, 2005, and transferred to the government the substitutional portion of EPF and the related government-specified portion of plan assets of EPF on March 3, 2006.

The gain on settlement of a substitutional portion of EPF, net amounting to ¥3,056 million ($26,015 thousand) was recorded as other income.

Benefit obligation, plan assets and the funded status of the Company and its domestic consolidated subsidiaries at March 31, 2007 and 2006 are as follows:

	(Millions of yen)		*(Thousands of U.S. dollars)*
	March 31,		*March 31,*
	2007	2006	*2007*
Benefit obligation	¥ (9,127)	¥ (9,228)	*$ (77,315)*
Fair value of plan assets	8,907	8,672	*75,451*
Funded status:			
Benefit obligation in excess of plan assets	(220)	(556)	*(1,864)*
Unrecognized net transition obligation	1,183	1,308	*10,021*
Unrecognized actuarial loss	(543)	(476)	*(4,600)*
Unrecognized prior service cost	(579)	(647)	*(4,904)*
Net amount recognized	(159)	(371)	*(1,347)*
Prepaid pension cost	1,539	1,477	*13,037*
Accrued pension liability recognized in the balance sheet	¥ (1,698)	¥ (1,848)	*$ (14,384)*

Severance and pension costs of the Company and its domestic consolidated subsidiaries were as follows:

	(Millions of yen)		*(Thousands of U.S. dollars)*
	March 31,		*March 31,*
	2007	2006	*2007*
Service cost	¥ 488	¥ 487	*$ 4,134*
Interest cost	189	340	*1,601*
Expected return on plan assets	(194)	(266)	*(1,643)*
Amortization:			
Transition obligation	125	125	*1,059*
Prior service cost	(68)	(85)	*(576)*
Actuarial losses	12	205	*101*
Other	(2)	—	*(17)*
Net periodic benefit cost	¥ 550	¥ 806	*$ 4,659*
Discount rate	1.4-2.5%	1.4-2.5%	
Expected long-term rate of return on plan assets	1.4-2.5%	1.4-2.5%	

9. Contingent liabilities

Contingent liabilities at March 31, 2007 and 2006 were as follows:

	(Millions of yen)		*(Thousands of U.S. dollars)*
	March 31,		*March 31,*
	2007	2006	*2007*
Loans guaranteed (primarily of unconsolidated subsidiaries and affiliates)	¥ —	¥ 455	*$ —*

10. Net assets

Japanese Corporate Law (the"Law") became effective on May 1, 2006, replacing the Japanese Commercial Code (the"Code"). Under the Law of Japan, the entire amount of the issue price of new shares issued is required to be capitalized as stated capital, although the Company may, by resolution of its board of directors, capitalize an amount not exceeding one-half of the issue price of the new shares as additional paid-in capital. The Company may, by resolution of the board of directors, distribute additional paid-in capital or the stated capital in the form of stock splits. The Law also provides that legal reserve and additional paid-in capital are reserved until they reach 25% of the Company's stated capital. The additional paid-in capital may be transferred to stated capital through suitable shareholder action. The legal reserve and additional paid-in capital may be used to reduce a deficit through suitable shareholder action. Under the Law, the Company is allowed to acquire its own shares to the extent that the aggregate cost of treasury shares does not exceed the maximum amount available for dividends.

11. Supplemental expense information

Research and development expenses are included in manufacturing costs and selling, general and administrative expenses for the years ended March 31, 2007 and 2006 amounted to ¥14,036 million ($118,899 thousand) and ¥14,103 million respectively.

12. Income taxes

Income taxes applicable to the Company and its domestic subsidiaries include (1) corporation tax, (2) enterprise tax and (3) inhabitants tax which, in the aggregate, result in an effective tax rate approximately equal to 40.7% for the years ended March 31, 2007 and 2006.

Reconciliation between the Japanese statutory income tax rate and effective tax rate is as follows:

	2007	2006
Japanese statutory tax rate	40.7%	40.7%
Expenses not deductible for tax purposes	0.9	0.4
Permanently non-taxable income	(0.8)	(0.7)
R&D tax credit	(2.6)	(2.5)
Prior year's taxes	84.3	—
Overseas income taxed at lower than statutory tax rates	(18.8)	(14.5)
Valuation allowances	13.8	1.1
Others	(1.6)	1.9
Effective income tax rate	115.9%	26.4%

The components of the deferred tax assets and deferred tax liabilities at March 31, 2007 and 2006 were as follows:

	(Millions of yen)		*(Thousands of U.S. dollars)*
	March 31,		*March 31,*
	2007	2006	*2007*
Deferred tax assets:			
Retirement benefits to employees	¥ 693	¥ 748	*$ 5,870*
Retirement benefits to directors	382	369	*3,236*
Accounts payable	662	485	*5,608*
Allowance for doubtful accounts	2,706	346	*22,922*
Accrued employees' bonuses	517	498	*4,380*
Intercompany profit on inventories and property, plant and equipment	512	591	*4,337*
Impairment loss on securities	1,744	1,578	*14,773*
Tax losses carried forward of consolidated subsidiaries	4,620	2,512	*39,136*
Impairment loss on inventories	878	711	*7,438*
Other	1,033	927	*8,751*
Gross deferred tax assets	13,747	8,765	*116,451*
Less: Valuation allowance	(9,443)	(3,495)	*(79,992)*
Total deferred tax assets	¥ 4,304	¥ 5,270	*$ 36,459*
Deferred tax liabilities:			
Tax purpose reserves in accordance with Japanese tax law	¥ 373	¥ 388	*$ 3,160*
Depreciation of overseas consolidated subsidiaries	—	191	*—*
Net unrealized gains on other securities	2,765	5,830	*23,422*
Prepaid pension cost	627	602	*5,311*
Other	13	7	*110*
Total deferred tax liabilities	3,778	7,018	*32,003*
Net deferred tax assets (liabilities)	¥ 526	¥ (1,748)	*$ 4,456*

On June 28, 2005, the Company received notice of a supplementary tax assessment from the Osaka Regional Taxation Bureau (the "Bureau") regarding aggregate taxation on the taxable income of subsidiaries in Hong Kong for the three fiscal years ended from March 31, 2002 to March 31, 2004. In the Bureau's assessment, taxable income earned by the Hong Kong subsidiaries should be added to the Company's taxable income as the subsidiaries in Hong Kong are deemed not to satisfy the conditions for exclusion from the application of the tax system for dealing with tax havens.

The additional tax payments amounted to ¥19,184 million ($163,310 thousand) including penalties. However, the Company, having been dissatisfied with the said supplementary tax assessment order, filed its objection with the Bureau on August 24, 2005. However, on June 27, 2006, the Regional Commissioner of the Bureau dismissed the objection filed by the Company. Considering that the justification of the Bureau for the dismissal was unacceptable, the Company filed a petition with the National Tax Tribunal (the "Tribunal") on July 25, 2006 seeking a review of the decision made by the Regional Commissioner.

Three months have passed since the Company filed its petition with the Tribunal for a review of the supplementary tax assessment order, and now, the circumstances have become ripe for the Company to seek a judicial remedy. Therefore, today, the Company filed a complaint with the Osaka District court for the cancellation of the supplementary tax assessment order, pursuant to the applicable laws and regulations on November 16, 2006. The petition and the complaint are going on at the same time.

The Company believes it will become clear that the Company has correctly reported in accordance with applicable tax rules through the appeal process, therefore the Company accounted such payments as "Suspense payments of income taxes" on its consolidated balance sheet as of March 31, 2006.

This "Suspense payments of income taxes" have been charged to the income and presented as "Prior year's taxes" on its consolidated statements of income ended March 31, 2007 in accordance with the amended Audit Committee Report No.63 "Accounting Practices, Disclosure and Audit Treatment for Various Taxes." issued by Japanese Institute of Certified Public Accountants (Auditing and Assurance Practice Committee) on March 8, 2007. For the fiscal years subsequent to the tax assessment, year ended from March 31, 2005 to March 31, 2007, the Company has not accrued the additional tax exposures estimated at approximately ¥14,300 million ($121,135 thousand) based on the methodology applied by the Bureau, due to the reason described above.

13. Derivative transactions

Funai used derivative transactions only for the purpose of mitigating future risks associated with the fluctuation of foreign currency exchange rates. Funai used forward currency exchange contracts to hedge the exchange rate risk associated with monetary receivables and payables denominated in foreign currencies.

If forward currency exchange contracts are used as hedges and meet certain hedging criteria, Fuani defers recognition of the associated gains or losses.

Funai evaluates hedge effectiveness by comparing the cumulative changes in the hedging derivative instruments.

Funai is exposed to certain market risks arising from their forward exchange contracts. Funai is also exposed to the risk of credit loss in the event of non-performance by the counterparties to the currency. However, Funai does not anticipate nonperformance by any of these counterparties as they are financial institutions with high credit ratings.

Funai has established a control environment which includes policies and procedures for risk assessment and for the approval, reporting and monitoring of transactions involving derivative financial instruments.

At March 31, 2007 and 2006, the outstanding forward currency exchange contracts, were as follows:

(Millions of yen)

	March 31,							
	2007				2006			
	Contracted amount	Contracted amount - Due after one year	Fair value	Recognized gain, net	Contracted amount	Contracted amount - Due after one year	Fair value	Recognized gain, net
Forward currency exchange contract: purchase	¥ —	¥ —	¥ —	¥ —	¥ 428	¥ —	¥ 415	¥ (13)

	(Thousands of U.S. dollars)			
	March 31, 2007			
	Contracted amount	*Contracted amount - Due after one year*	*Fair value*	*Recognized gain, net*
Forward currency exchange contract: purchase	$ —	$ —	$ —	$ —

14. Stock option plan

A summary of stock option plans at March 31, 2007 is as follows:

	2001 stock option plan	2002 stock option plan	2003 stock option plan
Number of options outstanding as of March 31, 2007	311,900 shares	399,600 shares	378,500 shares
Exercise price	¥9,549	¥15,150	¥13,646
Contractual life	From January 1, 2004 to December 31, 2010	From August 1, 2004 to July 31, 2011	From August 1, 2005 to July 31, 2012

	2004 stock option plan	2004 stock option plan	2005 stock option plan
Number of options outstanding as of March 31, 2007	359,900 shares	25,600 shares	346,400 shares
Exercise price	¥16,167	¥16,836	¥12,369
Contractual life	From August 1, 2006 to July 31, 2013	From August 1, 2006 to July 31, 2013	From August 1, 2007 to July 31, 2014

The 2001 stock option plan provides options to purchase common shares of the Company to directors and key employees of the Company.

The 2002, 2003, and 2004 stock option plans provide options to purchase common shares of the Company to directors, key employees, counsel, consultants and researchers of the Company and its subsidiaries.

The 2005 stock option plan provides options to purchase common shares of the Company to directors, corporate officers, officers, key employees, counsel, consultants and researchers of the Company and its subsidiaries.

15. Segment Information

Funai operates in the single business segment of manufacturing and sales of electrical products in Japan and overseas. Therefore, operating segment information is not disclosed. Information for geographic segment and overseas sales is as follows:

(1) Geographic segments

(Millions of yen)

	Japan	North America	Asia	Europe	Elimination	Consolidated total
For the year ended March 31, 2007						
Sales:						
Sales to outside customers	¥ 162,715	¥ 203,388	¥ 3,572	¥ 27,037	¥ —	¥ 396,712
Inter-segment sales	195,165	—	284,621	305	(480,091)	—
Total	357,880	203,388	288,193	27,342	(480,091)	396,712
Operating expenses	340,562	202,197	277,637	34,909	(479,359)	375,946
Operating income (loss) ...	¥ 17,318	¥ 1,191	¥ 10,556	¥ (7,567)	¥ (732)	¥ 20,766
Identifiable assets	¥ 105,622	¥ 40,137	¥ 168,549	¥ 16,689	¥ (58,186)	¥ 272,811
For the year ended March 31, 2006						
Sales:						
Sales to outside customers	¥176,164	¥167,225	¥ 6,850	¥ 10,646	¥ —	¥360,885
Inter-segment sales	157,777	0	286,481	6	(444,264)	—
Total	333,941	167,225	293,331	10,652	(444,264)	360,885
Operating expenses	317,955	169,932	280,884	11,433	(442,624)	337,580
Operating income (loss)	¥ 15,986	¥ (2,707)	¥ 12,447	¥ (781)	¥ (1,640)	¥ 23,305
Identifiable assets	¥103,684	¥ 43,004	¥140,279	¥ 11,642	¥ (10,085)	¥288,524

(Thousands of U.S. dollars)

	Japan	*North America*	*Asia*	*Europe*	*Elimination*	*Consolidated total*
For the year ended March 31, 2007						
Sales:						
Sales to outside customers	*$1,378,357*	*$1,722,897*	*$ 30,258*	*$ 229,030*	*$ —*	*$3,360,542*
Inter-segment sales	*1,653,240*	*—*	*2,411,021*	*2,584*	*(4,066,845)*	*—*
Total	*3,031,597*	*1,722,897*	*2,441,279*	*231,614*	*(4,066,845)*	*3,360,542*
Operating expenses...........	*2,884,896*	*1,712,808*	*2,351,859*	*295,714*	*(4,060,644)*	*3,184,633*
Operating income (loss).....	*$ 146,701*	*$ 10,089*	*$ 89,420*	*$ (64,100)*	*$ (6,201)*	*$ 175,909*
Identifiable assets.............	*$ 894,723*	*$ 340,000*	*$1,427,776*	*$ 141,372*	*$ (492,893)*	*$2,310,978*

(2) Overseas sales

	(Millions of yen, except percentages)		*(Thousands of U.S. dollars, except percentages)*
	For the years ended March 31,		*For the year ended March 31,*
	2007	2006	*2007*
Overseas sales	¥ 358,346	¥ 321,486	*$ 3,035,544*
Consolidated sales	396,712	360,885	*3,360,542*
Ratio of overseas sales to consolidated sales	90.3%	89.1%	*90.3%*

16. Earnings per share

Basic and diluted earnings per share were calculated as follows:

	(Millions of yen and shares in thousand)		*(Thousands of U.S. dollars)*
	March 31,		*March 31,*
	2007	2006	*2007*
Net income(loss)	¥ (3,666)	¥ 21,596	*$ (31,055)*
Basic weighted average number of shares outstanding	34,253	34,831	
Dilutive effect of stock options	35	53	
Diluted weighted average number of shares outstanding	34,288	34,884	
Basic earnings per share (yen and dollars)	¥ (107.01)	¥ 620.02	*$ (0.91)*
Diluted earnings per share (yen and dollars)	—	619.08	—

Diluted net income per share for the year ended March 31, 2007 is not disclosed due to the loss position.

17. Reclassifications

Certain reclassifications of previously reported amounts have been made to the consolidated balance sheet at March 31, 2006, the consolidated statement of income, shareholders' equity and cash flows for the year ended March 31, 2006 to conform to the current year presentation. Such reclassifications have no effect on previously reported results of operations.

18. Subsequent events

Appropriation of retained earnings

The board meeting of the Company held on May 10, 2007 approved the following appropriations of retained earnings for the year ended March 31, 2007.

	(Millions of yen)	*(Thousands of U.S. dollars)*
Cash dividends (¥55=U.S.$0.47 per share)	¥ 1,875	*$ 15,883*

Report of Independent Auditors

To the Board of Directors and Shareholders of
Funai Electric Co., Ltd.

We have audited the accompanying consolidated balance sheets of Funai Electric Co., Ltd.("the Company") and its consolidated subsidiaries as of March 31, 2006 and 2007, and the related consolidated statements of income, changes in net assets, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Funai Electric Co., Ltd. and its consolidated subsidiaries as of March 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

1. As described in Note 12 to the consolidated financial statements, the additional tax payments of ¥19,184 million ($163,310 thousand)including penalties were accounted for as "Suspense payments of income taxes" on its consolidated balance sheet as of March 31,2006. This "Suspense payments of income taxes" have been charged to the income and presented as "Prior year's taxes" on its consolidated statements of income ended March 31, 2007 in accordance with the amended Audit Committee Report No.63 "Accounting Practices, Disclosure and Audit Treatment for Various Taxes." issued by Japanese Institute of Certified Public Accountants (Auditing and Assurance Practice Committee) on March 8, 2007.For the fiscal years subsequent to the tax assessment, year ended from March 31, 2005 to March 31, 2007, the Company has not accrued the additional tax exposures.

2. As described in Note 2 (P) to the consolidated financial statements, the due date of the receivables from the sales of securities has been changed to the end of June 2007.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying consolidated financial statements.

Misuzu Audit Corporation

Osaka, Japan
June 21, 2007

Company Data

Company Outline

Name FUNAI ELECTRIC CO., LTD.
Foundation August 1961
Address 7-7-1 Nakagaito Daito city, Osaka 574-0013, Japan
Tel 81-72-870-4303
Fax 81-72-871-1112
URL http://www.funaiworld.com/
Capital ¥ 31,278 million
Sales ¥ 396,712 million (March 2007 / Consolidated)
Employees 3,319 (March 2007 / Consolidated)
*The figure for total number of employees does not include those employees (16,717) of outsourced production facilities located in China.

Business Operations

Audio-visual Equipment
VCR, DVD player, DVD recorder, Television, LCD TV, PDP TV, Projector
Information Equipment
Printer, Digital Still Camera

Company History

Aug. 1961 Funai Electric Co., Ltd. was established in Ikuno-ku, Osaka City capitalized at ¥20 million.
Mar. 1964 Chugoku Funai Electric Co., Ltd. was established as a manufacturing company in Fukayasu-gun(now Fukuyama City), Hiroshima.
Sep. 1976 The head office was relocated to Daito City, Osaka.
Jun. 1980 Funai Electric Trading (Europe) GmbH (now Funai Europe GmbH), a sales firm, was established in Hamburg, Germany.
Apr. 1989 Funai Electric (Malaysia) SDN.BHD., a manufacturing company, was established in Johor Darul Takzim, West Malaysia.
May. 1991 Funai Corporation, Inc. was established as a sales firm in New Jersey, U.S.A.
Mar. 1992 Highsonic Industrial Ltd. (now Funai Electric (H.K.) Ltd.) was established in Hong Kong as a management company of processing on commission to consignment manufacturing plants in Guang Dong province, China.
Apr. 1992 Dong Guan Plant in Dong Guan City, Guang Dong Province started operations as a consignment manufacturing plant in China.
Aug. 1994 Zhong Shan Plant in Zhong Shan City, Guang Dong Province started operations as a consignment manufacturing plant in China.
Jan. 1996 Funai Service Co., Ltd. was established.
May. 1996 Highsonic Industrial Ltd. (now Funai Electric (H.K.) Ltd.) established H.F.T Industrial Ltd. by joint investment with the Japan company.
Feb. 1999 Funai Electric Co., Ltd. was listed on the Second Section of Osaka Securities Exchange.
Mar. 2000 Funai Electric Co., Ltd. was listed on the First Section of Tokyo Stock Exchange and the First Section of Osaka Securities Exchange.
Mar. 2001 Closing date for the fiscal year ending June 15 was changed to March 31.
Nov. 2001 Got the stocks of DX Antenna Co., Ltd.
Jul. 2003 Funai (Thailand) Co., Ltd. a manufacturing company, was established in Nakornratchasima, Kingdom of Thailand.
Dec. 2003 Huang Jiang Plant in Dong Guan City, Guang Dong Province started operations as a consignment manufacturing plant in China.
Apr. 2004 Funai Electric Advanced Applied Technology Research Institute Inc. was established.
Oct. 2006 Funai Electric (Polska) Sp.z o.o. was established as a production company in the city of Nowa Sol, Poland.
Jun. 2007 Funai Electric (Polska) Sp.z o.o. began operation.

FUNAI ELECTRIC CO., LTD.

FUNAI

(Excerpt translation)

Press Release **FUNAI**

August 6, 2007

Dear Sirs:

FUNAI ELECTRIC CO., LTD.

Name of the Representative: Tetsuro Funai
President and CEO

(Code No. 6839; The 1st Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)

Person to contact: Naoyuki Takanaka
IR/Public Relations Department
(Tel: 81-72-870-4395)

Notice of Dissolution of Subsidiary

FUNAI ELECTRIC CO., LTD. (the "Company") announces that at the meeting of the Board of Directors held on August 6, 2007, it was resolved that FUNAI ELECTRIC (MALAYSIA) SDN. BHD, the Company's consolidated subsidiary, should be dissolved as follows:

1. Reason of Dissolution

FUNAI ELECTRIC (MALAYSIA) SDN. BHD has been engaged in manufacturing CRT TVs as Funai Group's main factory of CRT TVs. As a result of a review of the Group's geographical allocation of production bases in line with the market shrinkage, however, the Company has determined to discontinue the production of CRT TVs in Malaysia and fully transfer it to FUNAI (THAILAND) CO., LTD., the Company's consolidated subsidiary.

2. Outline of FUNAI ELECTRIC (MALAYSIA) SDN. BHD

(1) Address Johor Darul Takzim, West Malaysia

(2) President Yoshiyuki Sumitomo

(3) Establishment April 6, 1989

(4) Business Manufacture of CRT TVs and its related products

(5) Paid-in capital MYR30 million

(6) Main shareholder 100 % held by Funai Electric Co., Ltd.

3. Schedule

December 2007 : Start of liquidation process

December 2008 : Liquidation to be completed

4. Prospect for the future

The effect on the consolidated operating results for the year ending March 31, 2008 from the dissolution of the subsidiary will be in insignificant.

- END -

Member, Financial Accounting Standards Foundation

Summary of 1st Quarter Financial Results for the Period Ending March 2008

August 6, 2007

Company Name	Funai Electric Co., Ltd.	Listed Exchanges	1st Section of the TSE/OSE
Code No.	6839	URL	http://www.funai.jp/
Representative	Tetsuro Funai	President, CEO	TEL : (072) 870－4395
Inquiries	Katsumi Furukawa	Executive Manager, Accounting Department	

(Rounded up to millions of yen)

1. First Quarter Consolidated Results for the Period Ending March 2008 (April 1, 2007 – June 30, 2007).

(1) Consolidated Operating Results (% displayed represent increases/decreases from the same quarter of the previous year)

	Net Sales		Operating Income		Ordinary Income		Quarterly (Current Period) Net Income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
1st Quarter FY 2008	77,361	23.5	1,172	Δ51.9	4,480	60.6	1,342	5.1
1st Quarter FY 2007	62,643	Δ14.1	2,437	Δ49.7	2,790	Δ52.8	1,277	Δ70.6
Full FY 2007	396,712	—	20,766	—	26,591	—	Δ 3,665	—

	Quarterly Net Income Per Share (Current Period)	Fully Diluted Quarterly Net Income Per Share (Current Period)
	Yen	Yen
1st Quarter FY 2008	39.38	—
1st Quarter FY 2007	37.15	37.10
Full FY 2007	Δ107.01	—

(2) Consolidated Financial Position

	Total Assets	Net Assets	Shareholder's Equity Ratio	Shareholder's Equity Per Share
	Millions of Yen	Millions of Yen	%	Yen
1st Quarter FY 2008	285,315	189,221	66.2	5,538.48
1st Quarter FY 2007	283,964	193,851	68.1	5,638.44
Full FY 2007	272,811	187,361	68.5	5,484.38

(3) Consolidated Cash Flows

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash-Equivalents at End of Period
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
1st Quarter FY 2008	5,968	Δ 2,017	Δ 9,274	88,610
1st Quarter FY 2007	2,910	8,145	Δ 4,240	65,378
Full FY 2007	46,507	3,038	Δ 26,564	83,320

2. Consolidated Results Forecast for the Period Ending March 2008 (April 1, 2007 – March 31, 2008). 【Reference】

(% displayed for the full-year and interim represent increases/decreases from the previous year and interim periods, respectively.)

	Net Sales		Operating Income		Ordinary Income		Current Period Net Income		Net Income Per Share
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Yen
Interim	200,800	23.1	10,800	4.2	13,000	5.7	6,100	△12.7	178.92
Full-Year	420,000	5.9	22,000	5.9	26,500	△0.3	16,000	–	469.30

(Note) Earnings per share are calculated based on the number of outstanding shares as of the end of the current 1st quarter (minus treasury stock).

3. Other

(1) Transfers in vital subsidiaries during the year (transfers in specific subsidiaries resulting from changes in the range of consolidation) : No

(2) Use of simplified accounting methods : No

(3) Changes in accounting methods from the most recent consolidated fiscal year : Yes

(Note) Please refer to "4. Other" on page 3 under 【Qualitative Information, Financial Tables, etc.】 for details.

※Please refer to "3. Qualitative Information Pertaining to Consolidated Results Forecasts" for warnings regarding the use of results forecasts and assumptions made in the creation of results forecasts.

【Qualitative Information, Financial Tables, etc.】

1. Qualitative Information Pertaining to Consolidating Operating Results

A slight expansion in the US economy was seen during the 1st quarter, and the European and Asian markets remained strong. The Japanese market continued to recover with an expansion in capital investments, primarily by export companies where profitability has increased due to a weakened yen.

In the electronics industry, sales of flat-panel TVs continued to grow rapidly. The market for electronics, however, continued to be difficult. Prices for liquid crystal panels rose due to the effects of demand pressure, while the price of finished products fell due to increasing competition.

Consolidated Funai Group net sales in the 1st quarter totaled 77,361 million yen (a 23.5% increase from the same period of the previous year). Net sales of audiovisual equipment grew to 48,900 million yen (a 22.4% increase) due to growth in flat-panel TVs and DVD players.

While sales of digital still cameras remained virtually unchanged, sales of printers increased, driving net sales of information equipment to 21,228 million yen (a 30.2% increase).

Additionally, net sales of other electronics, such as those related to receivers, rose to 7,232 million yen (a 13.1% increase).

In terms of profitability, operating income fell to 1,172 million yen (a 51.9% decrease), ordinary income rose to 4,480 million yen (a 60.6% increase) and net income for the 1st quarter rose to 1,342 million yen (a 5.1% increase).

2. Qualitative Information Pertaining to Shifts in Consolidated Financial Positions

Funai's financial positions for the 1st quarter were as follows.

Assets increased by 12,504 million yen compared to the previous consolidated accounting year. The primary reason for this increase was a 10,828 million yen increase in inventories.

Liabilities increased by 10,644 million yen compared to the previous consolidated accounting year. The primary reason for this increase was a 4,750 million yen increase in accounts payable.

Net assets increased by 1,859 million yen compared to the previous consolidated accounting year.

3. Qualitative Information Pertaining to Consolidated Results Forecasts

Funai Group results for the 1st quarter went essentially as planned. At present, there have been no revisions to the results forecast made public on May 10, 2007.

(Note) Results forecasts are based upon currently available information and include risks and include risks and uncertainty. Actual results may vary greatly due to rapid changes in product prices and overseas economic conditions in major markets, such as the United States.

4. Other

(1) Transfers in vital subsidiaries during the year (transfers in specific subsidiaries resulting from changes in the range of consolidation)

Not applicable.

(2) Use of simplified accounting methods

Not applicable.

(3) Changes in accounting methods from the most recent consolidated fiscal year

Changes in depreciation method for fixed assets

In accordance with revisions in the Corporation Tax Law in 2007 (Law No. 6, March 30, 2007, the law revising portions of the Income Taxation Law, and Ordinance No. 83, March 30, 2007, the ordinance revising portions of the Corporation Taxation Law), fixed assets obtained after April 1, 2007 will be accounted for according to the revised Corporation Tax Law. The effects of these changes on profitability are minor.

(4) Tax assessment based on the application of the Taxation Act Concerning Tax Havens

On June 28, 2005, the Company received notice of a supplementary tax assessment from the Osaka Regional Taxation Bureau (the "Bureau") regarding aggregate taxation on the taxable income of subsidiaries in Hong Kong for the three fiscal years beginning March 31, 2002 and ending March 31, 2004. In the Bureau's assessment, taxable income earned by the Hong Kong subsidiaries should be added to the Company's taxable income as the subsidiaries in Hong Kong are deemed not to satisfy the conditions for exclusion from the application of the tax system for dealing with tax havens.

The additional tax payments, including residence tax and business tax, totaled 16,651 million yen (19,184 million yen including penalties). While these taxes have been accounted for as "Suspended Payments of Income Taxes" in the period ended March 2007, the Company has appealed this assessment, filing a request for review with the Bureau's Tax Tribunal and filing a lawsuit with the Osaka District Court to have the tax assessment revoked. At present, the request for review and the lawsuit being pursued simultaneously.

However, this taxation system is applied based upon the situation of the relative foreign corporations at the end of their fiscal years. For reference only, total taxes, including corporation tax, residence tax and business tax, for the Hong Kong subsidiaries during the three year period from the period ended March 2005, the fiscal year following the fiscal year under review, to the period ended March 2007 are estimated to total approximately 11,100 million yen when the effects of this taxation system are taken into account. This figure, however, is not being used for accounting purposes due to the reasons outlined above.

(5) Changes in the closing date for consolidated subsidiaries

In order to have a more accurate understanding of the Funai Group's results, the closing date for major consolidated subsidiaries (December 31) was changed to match that of the Funai parent company (March 31) as of the period ending March 2008.

The subsidiaries whose closing dates were changed are as follows.

Funai Electric (Hong Kong) LTD.

Funai Corporation, Inc.

Three other subsidiaries.

In accordance with this change, the earnings statements for those subsidiaries whose closing dates were changed will cover the 12-month period beginning April 2007 and ending March 2008. Profits/losses in the 3-month period from January to March 2007 will be accounted for as paid-in capital gains/losses in the consolidated statement of changes in net assets.

5. (Summary) Quarterly Consolidated Financial Statements

(1) (Summary) First Quarter Consolidated Balance Sheets (Units : Million Yen)

Item \ Period	Current Year 1Q (As of June 30, 2007)		Previous Year 1Q (As of June 30, 2006)		Previous Period (As of March 31, 2007)	
	Amount	Percent	Amount	Percent	Amount	Percent
(Assets)		%		%		%
Current Assets	186,160	65.2	161,803	57.0	178,771	65.5
Cash and Deposits	88,615		65,625		83,598	
Trade Notes and Trade Accounts Receivable	39,738		43,497		49,024	
Inventories	45,873		42,798		35,045	
Others	11,933		9,882		11,103	
Fixed Assets	99,155	34.8	122,160	43.0	94,039	34.5
Tangible Fixed Assets	18,066	6.3	19,298	6.8	17,953	6.6
Intangible Fixed Assets	5,852	2.1	6,972	2.4	6,061	2.2
Investment and Other Assets	75,235	26.4	95,889	33.8	70,024	25.7
Total Assets	285,315	100.0	283,964	100.0	272,811	100.0
(Liabilities)						
Current Liabilities	85,035	29.8	78,132	27.5	74,745	27.4
Trade Notes and Trade Accounts Payables	53,508		33,757		48,757	
Short-Term Loans Payables	10,962		28,074		9,018	
Others	20,564		16,300		16,969	
Long-Term Liabilities	11,058	3.9	11,980	4.2	10,703	3.9
Long-Term Loans Payables	4,412		5,136		4,593	
Others	6,646		6,844		6,110	
Total Liabilities	96,093	33.7	90,113	31.7	85,449	31.3
(Net Asset Value)						
Shareholders' Equity	176,720	62.0	186,852	65.8	179,654	65.8
Common Stock	31,280	11.0	31,254	11.0	31,278	11.4
Additional Paid-In Capital	33,245	11.7	33,219	11.7	33,243	12.2
Retained Earnings	136,532	47.8	144,411	50.9	139,468	51.1
Treasury Stock	− 24,337	− 8.5	− 22,032	− 7.8	− 24,336	− 8.9
Net Unrealized Holdings and Translation Gains	12,106	4.2	6,656	2.3	7,326	2.7
Net Unrealized Holding Gains on Other Securities	5,508	1.9	5,797	2.0	4,038	1.5
Foreign Exchange Translation Adjustment	6,598	2.3	859	0.3	3,287	1.2
Minority Interests	394	0.1	342	0.2	380	0.2
Total Net Asset Value	189,221	66.3	193,851	68.3	187,361	68.7
Total Liabilities and Net Asset Value	285,315	100.0	283,964	100.0	272,811	100.0

(2) (Summary) First Quarter Consolidated Statements of Income (Units: Million Yen)

Item \ Period	Current Year 1Q (From April 1, 2007 To June 30, 2007)		Previous Year 1Q (From April 1, 2006 To June 30, 2006)		% increase or decrease from the same period of the previous consolidated fiscal year
	Amount	Percent	Amount	Percent	Percent
		%		%	%
Net Sales	77,361	100.0	62,643	100.0	23.5
Cost of Sales	64,721	83.7	48,997	78.2	32.1
Selling, General and Administrative Expenses	11,467	14.8	11,208	17.9	2.3
Operating Income	1,172	1.5	2,437	3.9	– 51.9
Non-Operating Income	3,687	4.8	991	1.6	271.9
Non-Operating Expenses	380	0.5	639	1.0	– 40.5
Ordinary Income	4,480	5.8	2,790	4.5	60.6
Extraordinary Income	16	0.0	7	0.0	108.4
Extraordinary Losses	33	0.0	128	0.2	– 73.9
Net Income Before Taxes and Other Adjustments	4,463	5.8	2,669	4.3	67.2
Corporate Taxes	3,115	4.1	1,380	2.3	125.6
Minority Interests	5	0.0	11	0.0	– 50.6
Net Income after Tax	1,342	1.7	1,277	2.0	5.1

(3) (Summary) First Quarter Consolidated Statements of Cash Flows (Units: Million Yen)

Item \ Period	Current Year 1Q (From April 1, 2007 To June 30, 2007)	Previous Year 1Q (From April 1, 2006 To June 30, 2006)	Previous Period (From April 1 2006 To March 31 2007)
	Amount	Amount	Amount
I .Cash Flow from Operating Activities			
Current Period Net Income Before Taxes and Other Adjustments	4,463	2,669	22,752
Depreciation and Amortization	1,887	2,025	8,204
Interest and Dividend Income	– 1,383	– 923	– 4,764
Interest Expenses	178	339	1,193
Decrease in Notes and Accounts Receivable	1,758	5,906	2,472
Increase in Inventories (Increase:–)	– 2,106	– 8,169	545
Increase (Decrease) in Accounts Payable (Decrease:–)	2,892	1,606	14,129
Other	– 478	– 1,281	2,359
Subtotal	7,211	2,173	46,893
Interest and Dividend Receipts	1,005	2,243	5,372
Interest Payments	– 178	– 340	– 1,202
Corporate Tax Payments	– 2,069	– 1,165	– 4,555
Net Cash Provided by (Used in) Operating Activities	5,968	2,910	46,507
II .Cash Flow from Investing Activities			
Payments for Purchase of Tangibles	– 1,917	– 1,591	– 5,583
Payments for Purchase of Intangibles	– 160	– 158	– 445
Proceeds from Sale of Investments in Securities	30	10,070	10,259
Payments for Loan Receivable	– 140	– 60	– 580
Other	170	– 113	– 612
Net Cash Provided by (Used in) Investing Activities	– 2,017	8,145	3,038
III.Cash Flow from Financing Activities			
Increase in Short-Term Loans Payables (Decrease:–)	– 7,218	– 1,375	– 20,895
Payments for Purchase of Treasury Stock	– 0	– 818	– 3,122
Cash Dividends	– 1,875	– 1,891	– 1,891
Other	– 179	– 155	– 654
Net Cash Provided by (Used in) Financing Activities	– 9,274	– 4,240	– 26,564
IV.Effect of Exchange Rate Changes on Cash and Cash Equivalents	3,328	– 24	1,750
V .Net Increase (Decrease) in Cash and Cash Equivalents (Decrease:–)	– 1,994	6,791	24,733
VI.Cash and Cash Equivalents at Beginning of Year	83,320	58,587	58,587
VII .Net increase in cash and cash equivalents due to the change of fiscal year end in consolidated subsidiaries	7,284	–	–
VIII.Cash and Cash Equivalents at End of Year	88,610	65,378	83,320

(4) Information by Segment

[Operating Segment Information]

The Funai Group concentrates on the single business segment of manufacture and sales of electric products. Therefore, we make no distinction between operating segments.

[Geographic Segment Information]

Current First Quarter (April 1, 2007 - June 30, 2007) (Units: Million Yen)

	Japan	N. America	Asia	Europe	Total	Elimination	Consolidated
Net Sales	67,611	32,733	54,164	5,390	159,899	(82,537)	77,361
Operating Expenses	66,177	33,612	53,422	5,328	158,540	(82,351)	76,189
Operating Income and Losses(−)	1,434	− 878	741	62	1,359	(186)	1,172

Previous First Quarter (April 1, 2006 - June 30, 2006) (Units: Million Yen)

	Japan	N. America	Asia	Europe	Total	Elimination	Consolidated
Net Sales	82,545	21,795	44,071	5,359	153,773	(91,129)	62,643
Operating Expenses	78,763	22,570	43,385	5,648	150,367	(90,161)	60,205
Operating Income and Losses(−)	3,782	− 774	686	− 288	3,405	(967)	2,437

(Note) 1. Country and area classifications are determined by geographical proximity.

2. Primary countries and areas falling under classifications other than Japan are as follow:

(1) North America・・・・United States of America

(2) Asia・・・・Hong Kong, Malaysia, Thailand

(3) Europe・・・・Germany, Poland

(5) Detailed Statement of Net Sales by Equipment Type and Region (Units: Million Yen)

Classification			Current Year First Quarter (From April 1, 2007 To June 30, 2007) Amount	Percent	Previous Year First Quarter (From April 1, 2006 To June 30, 2006) Amount	Percent	% increase or decrease from the same period of the previous consolidated fiscal year Percent
By Equipment Type	Audiovisual Equipment		48,900	% 63.2	39,947	% 63.8	% 22.4
	Information Equipment		21,228	27.4	16,299	26.0	30.2
	Other Equipment		7,232	9.4	6,397	10.2	13.1
	Total		77,361	100.0	62,643	100.0	23.5
By Region	Japan		9,593	% 12.4	10,491	% 16.7	% − 8.6
	Export	N. America	51,321	66.3	37,168	59.3	38.1
		Europe	12,621	16.3	12,454	19.9	1.3
		Asia	2,167	2.8	1,659	2.7	30.7
		Other Areas	1,657	2.2	871	1.4	90.3
		Subtotal	67,768	87.6	52,152	83.3	29.9
	Total		77,361	100.0	62,643	100.0	23.5

(Note) Main Products by Equipment Type

Equipment	Main Products
Audiovisual Equipment	VCRs, DVD Players, DVD Recorders, Televisions, LCD Televisions, Projectors
Information Equipment	Printers, Digital Still Cameras
Other Equipment	Receiver-Related Electronic Equipment

(Reference) Change in Operating Results for the Most Recent Quarter

Fiscal Period Ending March 2008 (Consolidated)

	Current Year First Quarter	Current Year Second Quarter	Current Year Third Quarter	Current Year Fourth Quarter
	April - June 2007	July - Sept 2007	Oct - Dec 2007	Jan - March 2008
	Million Yen	Million Yen	Million Yen	Million Yen
Net Sales	77,361	—	—	—
Gross Profit	12,640	—	—	—
Operating Income	1,172	—	—	—
Ordinary Income	4,480	—	—	—
Quarterly Net Income Before Taxes and Other Adjustments	4,463	—	—	—
Quarterly Net Income	1,342	—	—	—
	Yen	Yen	Yen	Yen
Quarterly Earnings per Share	39.38	—	—	— —
Fully Diluted Quarterly Earnings per Share	—	—	—	— —
	Million Yen	Million Yen	Million Yen	Million Yen
Total Assets	285,315	—	—	—
Net Assets	189,221	—	—	—
	Yen	Yen	Yen	Yen
Net Assets per Share	5,538.48	—	—	— —

Fiscal Period Ending March 2007 (Consolidated)

	Current Year First Quarter	Current Year Second Quarter	Current Year Third Quarter	Current Year Fourth Quarter
	April - June 2006	July - Sept 2006	Oct - Dec 2006	Jan - March 2007
	Million Yen	Million Yen	Million Yen	Million Yen
Net Sales	62,643	100,507	119,918	113,641
Gross Profit	13,646	20,005	23,552	10,962
Operating Income	2,437	7,928	8,731	1,668
Ordinary Income	2,790	9,511	10,968	3,321
Quarterly Net Income Before Taxes and Other Adjustments	2,669	7,494	11,067	1,521
Quarterly Net Income/Loss	1,277	5,712	8,889	– 19,545
	Yen	Yen	Yen	Yen
Quarterly Earnings per Share	37.15	166.46	259.80	– 573.33
Fully Diluted Quarterly Earnings per Share	37.10	166.27	259.71	—
	Million Yen	Million Yen	Million Yen	Million Yen
Total Assets	283,964	298,523	311,308	272,811
Net Assets	193,851	197,303	205,348	187,361
	Yen	Yen	Yen	Yen
Net Assets per Share	5,638.44	5,738.76	6,012.74	5,484.38

FUNAI ELECTRIC CO., LTD.

(Company)
FUNAI ELECTRIC CO., LTD.
INVESTOR / PUBLIC RELATIONS DEPARTMENT
7-7-1 Nakagaito Daito city, Osaka 574-0013, Japan
TEL 81-72-870-4395 · FAX 81-72-874-8027

END